Exhibit 99.1

Jiayuan.com Announces Appointment of Independent Director

BEIJING, Oct. 30, 2014 /PRNewswire/ — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its Board of Directors (“the Board”) has approved the appointment of Mr. Gaofei Wang as an independent director, effective October 30, 2014. Mr. Wang will replace Mr. Jianzhang Liang, an independent director, on the Audit Committee of the Board. Mr. Liang will maintain his position as an independent director and member of the Compensation Committee of the Board.

Mr. Wang has served as Weibo’s (NASDAQ: WB) Chief Executive Officer since February 2014 and as Senior Vice President at SINA (NASDAQ: SINA) since May 2013. Mr. Wang has been actively involved in Weibo’s product and business development since its inception and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in its product development department until early 2004 when he transferred to SINA’s mobile division. He served as General Manager of SINA Mobile from November 2006 to November 2012. Mr. Wang holds a B.S. in Computer Science from Peking University and an Executive M.B.A. from the Guanghua School of Management at Peking University.

“We are pleased to welcome Mr. Wang as we take another step in our ongoing effort to enhance and expand the independence of our Board of Directors.” commented Mr. Yongqiang Qian, co-Chairman of the Board of Jiayuan. “Mr. Wang’s extensive experience in mobile products will greatly benefit the Company as we shift our business towards mobile platforms, which accounted for 64% of all logins to Jiayuan.com as of June 30, 2014.”

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 5.7 million monthly active user accounts in the second quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China
Ms. Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com